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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                                       Commission File Number      333-20155
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                          NOTIFICATION OF LATE FILING

   (Check One):  [X] Form 10-K   [  ] Form 11-K  [  ] Form 20-F  [  ]  Form 10-Q
[  ] Form N-SAR

For Period Ended:    For the Fiscal Year ended October 2, 1999
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[  ] Transition Report on Form 10-K    [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F    [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ----------------------

                        Part I.  Registrant Information

Full name of registrant:    Gorges/Quick-to-Fix Foods, Inc.
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Former name if applicable:    N/A
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Address of principal executive office (Street and number):
                          9441 LBJ Freeway, Suite 214
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City, State and Zip Code:     Dallas, Texas  75243
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                       Part II.  Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]  (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c)  The accountant's statement or other exhibit required by Rule 12(b)-
            25(c) has been attached if applicable.
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                             Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          We are in the process of obtaining certain documents related to our current credit facility and our ownership as a result of the acquisition of a substantial amount of our public securities in December 1998. Our independent accountants will not deliver an opinion or consent regarding the financial statements to be included in our annual report on Form 10-K for the period ended October 2, 1999 until we obtain such documents. We cannot file our annual report on Form 10-K for the period ended October 2, 1999 until we obtain an opinion and consent from our independent accountants. Therefore, we will be late in filing our annual report on Form 10-K for the period ended October 2, 1999. We will file our annual report on Form 10-K for the period ended October 2, 1999 in less than 15 calendar days after the original due date for such filing pursuant to Part II (b) hereof. We could not eliminate the factors stated above without unreasonable effort and expense.


                          Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     Shelley Arnette (Chief Financial Officer)          (972) 690-7675
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                    (Name)                       (Area code) (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [   ]  Yes  [X]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [   ]  Yes  [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Gorges/Quick-to-Fix Foods, Inc.
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   December 30, 1999           By:    /s/ Shelley Arnette
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                                           Shelley Arnette
                                           Chief Financial Officer


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